SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of April, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  Presentation to analysts

Embargo: 07.01 Wednesday 20th April 2005


        Presentation to investors and analysts on Prudential UK & Europe

Prudential plc is holding a presentation for investors and analysts on its UK life insurance business at 2.30pm (UK time) today. Mark Wood, Chief Executive, Prudential UK and Europe, will host the presentation, with support from senior members of his management team.


The main objectives of the presentation are to:

- Provide an overview of Prudential UK & Europe's strategy;
- Summarise its operations and financial position;
- Provide an update on progress made in product development, distribution and customer services;
- Answer questions about Prudential UK & Europe's performance and strategy.


In addition, there will also be a presentation by Patrick Gale, Chief Executive Officer of Sesame Group Limited, on the IFA perspective on the impact of depolarisation.


The presentation will be held at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2.


Separately, Prudential plc announced its 2005 first quarter new business figures today. Details can be found in the Stock Exchange announcement issued at 7.00am today.



                                    - ENDS -

Enquiries:


Rebecca Burrows, Group Communications Director       020 7548 3537


Media                                    Investors/Analysts
James Murray         020 7548 2203       Marina Lee-Steere         020 7548 3511
Steve Colton         020 7548 3136       Mike Kempster             020 7548 3823
Clare Staley         020 7548 3719
Joanne Davidson      020 7548 3708



Notes to Editors:

1. An interview with Mark Wood, Chief Executive, Prudential UK & Europe will be available at www.prudential.co.uk and www.cantos.com from 07.01 UK time on 20th April 2005.

2. A live audiocast of the analyst presentation will be available from 14.30 UK time at www.prudential.co.uk . A recording of the presentation will be available on demand from 21.30 UK time on 20th April, 2005.

3. Slides from the presentation will be available at www.prudential.co.uk  from
15.30 UK time on 20th April.


Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP187 billion in assets under management, as at 31 December 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 20 April, 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley
                                              Head of Group Media Relations